Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Period ended August 31, 2007

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the year ended August 31, 2007. The following information should be read in conjunction with the accompanying audited consolidated financial statements and the notes to the Corporation’s audited consolidated financial statements for the year ended August 31, 2007 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

April 14, 2008

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp., (the “Corporation”), is a development stage company focused on the development of a live race lottery event, a virtual race lottery event, a pari-mutuel, virtual horseracing game, publishing the ThoroughbredStyle magazine, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries and related company: Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada; Racing Unified Network (R.U.N.) Inc., a company incorporated under the laws of Canada; SafeSpending Inc., a company incorporated under the laws of Arizona; Silks Corporation, a company recently incorporated under the laws of Nevada and Silks Media Corporation, a 38 percent owned company, also incorporated under the laws of Nevada.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and through the exercise of warrants and stock options for the aggregate amount of $22,894,788 since inception, of which $254,843 is allocated to warrants and recorded in Contributed surplus, leaving $22,639,945 in Share capital. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool live and virtual Lottery systems, ThoroughbredStyle magazine advertising and subscription sales, Racing Unified Network (R.U.N.) Inc. advertising sales, and the SafeSpending™ Anonymous Internet Payment system.

HORSEPOWER WORLD POOL

As previously reported, the Corporation anticipated that there would be opportunities for the Horsepower® game to participate in the evolution of gaming in the U.S. as states develop their own policies within the Unlawful Internet Gambling and Enforcement Act, and on January 29, 2007, the Corporation published a press release announcing that it acquired an exclusive license on intellectual property currently under patent application for the first ever lottery to be determined by the results of actual live racing events, such as horse racing or car racing. To be launched as Horsepower 8 World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patent covers live and virtual horse, dog and auto races across North America.

At the same time, the Corporation announced the appointment of experienced Thoroughbred breeder and owner, Todd Stinson, as Sungold’s Racing Industry Consultant and that the Corporation will be directing a portion of the takeout on the Horsepower® World Pool Lottery games to recognized North American Horsemen’s Associations for direct purse enhancements for horsemen.

On February 14, 2007, the Corporation announced that Michael Cichy agreed to act in the capacity of the Corporation’s newly created position of Regulatory Affairs and Simulcast consultant. Mr. Cichy is very experienced in simulcast technology and off-track wagering, and in racing and wagering legislation, having written wagering rules for racing and gaming commissions and testifying at various legislative committees. This is especially appropriate for the Horsepower® World Pool Lottery project. On October 16, 2007 Mr. Cichy became Vice-President, Regulatory and Simulcast Affairs.

On June 20, 2007, the Corporation announced that it had signed a Letter of Intent with the Chippewa Indians’ Sky Dancer Casino in Belcourt, North Dakota, initiating a joint venture agreement to market and launch the Corporation’s proprietary Horsepower 8 World Pool Lottery on the Internet. On October 2, 2007 the Corporation announced that it had signed a three year agreement with the Turtle Mountain Band of Chippewa Indians in Belcourt, North Dakota, to market and launch in partnership, the Horsepower 8 World Pool Lottery on the Internet.

The Horsepower 8 World Pool Lottery is an Internet based lottery that will take place both days of every weekend, and will be based on the results of live horse races. Horsepower 8 World Pool Lottery will offer players the opportunity to select the first place finisher in each of eight live horse races held at as many as eight different racetracks from anywhere in North America. If there is no grand prizewinner there will be a carryover to the next race date. It is expected that carryover pools will build to life changing payouts on a regular basis. The Horsepower 8 World Pool Lottery will also reward lottery players with supplementary payouts on every event for picking five, six and seven correct.

On February 21, 2008, Sungold International Holdings Corp. announced that a Letter of Intent was signed with Beachfront Enterprises LLC, a California company, to host the Horsepower 8 World Pool Lottery online site for International wagering.

SILKS MEDIA CORPORATION- THOROUGHBREDSTYLE MAGAZINE

As previously reported, in March of 2007, the Corporation announced the purchase of the complete assets of ThoroughbredStyle Magazine and website from Thoroughbred Capital 2006 LLC on behalf of Silks Media Corporation, a company which it incorporated in Nevada in exchange for the initial share capital. A similar number of initial shares are committed to the operations management team for their participation.

Silks Media Corporation publishes ThoroughbredStyle Magazine. The first ‘Collector’s Edition’ was published in August, boasting an original cover by Peb, the renowned cartoonist, and issues have since been published in October and December, also with original art on the cover, a tradition for the Magazine. The fourth issue will be distributed this month. Each issue includes lively human-interest stories about Thoroughbred racing, the horses, the people and their Thoroughbred lifestyle.

ThoroughbredStyle Magazine was ranked in the top thirty new magazine launches for 2007 out of seven hundred and thirty new launches reviewed.

SILKS CORPORATION

On February 25, 2008, Sungold International Holdings Corp. announced that it incorporated Silks Corporation in the state of Nevada in February for the purpose of operating the 'Racing The World' Internet simulcast wagering site once the Advance Deposit Wagering (ADW) License is acquired.

Under Silks Corporation, the ThoroughbredStyle Magazine website will integrate with racingtheworld.com to provide a seamless opportunity for subscribers, as well as others around the world, to view and wager on live North American horse racing.

At the same time Sungold International Holdings Corp. announced a stock distribution to shareholders of Sungold International Holdings Corp. of one Silks Corporation share for each ten Sungold International Holdings Corp. shares owned as of the record date, which is February 29, 2008. This share structuring will make Silks Corporation an independent company with the same shareholders as Sungold International Holdings Corp. as of February 29, 2008. Silks Corporation will be registered as a public company, initially on the NASDAQ OTCBB.

SPORTSPAGETV

In the second quarter, the Corporation announced that Racing Unified Network (R.U.N.) Inc. (“RUN”) signed a sales and marketing agreement with SportsPageTV, a Nevada-based company that offers up-to-the-minute sports scores and odds, and advertising spots, using secure Internet technology, and in March 2007, the Corporation announced an agreement with Ambassador Sales & Service LLC in Florida to market the SportsPageTV infrastructure and sell the place-based advertising to parts of the United States.

The Corporation began recruiting a sales team and marketing the product to establishments, primarily in the food and beverage industry. Results have been slower than anticipated thus far, and the Corporation continues to reassess and adjust its sales approach in efforts to find the right elements.

SAFESPENDING INC.

The Corporation’s subsidiary, SafeSpending Inc., is in the business of developing a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit card numbers and personal information on the Internet. The detailed development of this project is still being deferred until completing necessary financing arrangements.

SELECTED ANNUAL INFORMATION

Year Ended August 31, 2007, Compared to August 31, 2006, and August 31, 2005

Prepared in Canadian dollars, in accordance with Canadian Generally Accepted Accounting Principles:

	2007 $	2006 $	2005 $

Total Revenue	-	-	-
Loss before discontinued operations	1,568,428	1,571,934	1,360,651
Loss per share	0.0119	0.0127	0.0122
Impairment write down of pre-development cost of abandoned projects	-	-	628,246
Total Loss	1,568,428	1,571,934	1,988,897
Loss per share	0.0119	0.0127	0.0178
Weighted average number of shares	132,171,236	123,834,644	111,579,338
Total assets	814,859	772,557	928,938
Long term liabilities	-	6,518	14,519

RESULTS OF OPERATIONS

Net Loss and Expenses

The Corporation is still in the development stage, and consequently, had no revenue from operations during the years ended August 31, 2007, 2006 and 2005. Therefore, the net loss is the same as the expenses. The Corporation had a net loss of $1,568,428 for the year ended August 31, 2007 or $0.0119 per share. Of the total loss, $432,292 was a non-cash expense resulting from options granted, and $85,986 in consulting fees was paid in shares compared to 2006 which reported a $64,130 non-cash expense resulting from options granted, and $391,711 in consulting fees paid in shares. A comparison of the operating loss before discontinued operations over the three years shows a 0.2% decrease in 2007 over 2006, and a 15.5% increase in 2006 over 2005.

Significant decreases in cash expenses were achieved in nearly all expense accounts for 2007, for a total reduction from the prior year of $371,668, or 25%, but non cash expense from stock based compensation, being options granted, increased by $368,162, leaving a net reduction in total expenses from the prior year of $3,506.

As reported below, cash expenses in the 2007 fourth quarter of $355,352 were similar to the same quarter of 2006, being $12,013 higher, but non-cash stock based compensation of $305,020 related to options granted, compared to $34,130 in 2006, resulted in a total reported loss for the 2007 fourth quarter of $660,372 which is $282,903 higher than the same quarter of 2006.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended August 31, 2007.

	08/31/07 Q4 ($)	05/31/07 Q3 ($)	02/28/07 Q2 ($)	11/30/06 Q1 ($)	08/31/06 Q4 ($)	05/31/06 Q3 ($)	02/28/06 Q2 ($)	11/30/05 Q1 ($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	355,352	302,155	309,363	169,266	343,339	344,029	547,475	272,961
Stock based compensation	305,020	37,594	35,593	54,085	34,130	30,000	-	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	-	-	-	-	-	-	-
Loss – Canadian GAAP	660,372	339,749	344,956	223,351	377,469	374,029	547,475	272,961
Deferred development costs	(19,891)	10,499	6,193	3,199	22,041	16,234	6,542	573
Loss – US GAAP	640,481	350,248	351,149	226,550	399,510	390,263	554,017	273,534
Loss per share – Canadian GAAP	0.004	0.0025	0.0026	0.0017	0.0030	0.0030	0.0044	0.0022
Loss per share – US GAAP	0.004	0.0025	0.0027	0.0017	0.0032	0.0031	0.0044	0.0022
Weighted average number of shares	132,171,236	135,506,909	129,410,908	126,751,076	123,834,644	125,619,901	123,837,620	120,844,975
Total Assets	814,859	1,001,345	756,673	760,560	772,557	821,403	879,001	866,034
Total long-term financial liabilities	-	1,256	3,078	5,074	6,518	8,351	10,493	12,163
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and is not able to develop a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the year ended August 31, 2007, the Corporation had a net working capital deficiency of $953,222 and a Cash deficit of $17,152, as compared to a working capital deficiency of $637,586 and Cash deficit of $2,919 on August 31, 2006.

During the year August 31, 2007, the Corporation issued 10,550,680 private placement shares and warrants for an aggregate of $849,100 to provide working capital and to pay for services, at an average unit price of $0.08 compared to 6,767,735 private placement shares and warrants in 2006 for $967,040, resulting in an average unit price of $0.143.

In the interval from September 1, 2007, to this report date, April 14, 2008, the Corporation raised cash of $775,291 from the issue, on a private placement basis, of 11,854,698 shares and warrants, at an average price of $0.06 per unit.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from its products exceed the operating expenses. The Corporation will require further financing to continue its business operations.

The Corporation has a planned operating budget of $1,500,000 for the fiscal year ending August 31, 2008. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2008, and will be required to raise additional funds through equity financing. As a result, the Corporation is currently in discussions with private lenders and financing consultants to recruit equity investment capital for its current and future working capital and project development requirements, but as yet there is no written financing arrangement in place, and there is no assurance that the Corporation will complete the required additional financing. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time.

OFF BALANCE SHEET ARRANGEMENTS

As of April 14, 2008, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the Year Ended August 31, 2007, compared to August 31, 2006.

a)	Consulting fees expensed in the income statement

Related Party	Year to Date Totals August 31, 2007	Year to Date Totals August 31, 2006
Directors	13,200	8,900
Officers	53,310	118,182
Total	66,510	127,082

b)	Salaries expensed in the income statement

Related Party	Year to Date Totals August 31, 2007	Year to Date Totals August 31, 2006
Officers	224,387	260,267

c)	Share capital compensation calculated at fair market value:

Related Party	Year to Date Totals August 31, 2007	Year to Date Totals August 31, 2006
Officers	-	191,681

Combined Totals	290,897	579,030

d)	During the year, the Corporation paid $6,280 to an officer for rent of office space provided (2006 - $18,840).

e)	The total included in the expenses and outstanding as payable at the period end to Directors, Officers and Management amounted to $157,767 (2006 - $193,464).

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of sundry receivables, bank overdraft, prepaid expenses, accounts payable and accrued liabilities, loans payable and obligation under capital lease. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 136,926,215 common shares issued and outstanding as of August 31, 2007 and commitments to issue another 9,181,805 common shares for cash received, and 2,672,893 common shares for purchases, up to the date of this report, April 14, 2008.

COMMITMENTS

The Corporation signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011. The Corporation also signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the office space already occupied in Toronto.

Minimum annual lease payments for the next five years are as follows:

2008	--	$102,431
2009	--	$107,666
2010	--	$112,901
2011	--	$118,136
2012	--	$39,960

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Corporation evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109- Certification of Disclosure in Issuers’ Annual and Interim Filings for the fiscal year ended August 31, 2007. The Chief Executive Officer and Chief Financial Officer performed this evaluation with the assistance of other Corporation employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

SUBSEQUENT EVENTS

There are no material events subsequent to April 14, 2008, which have not been disclosed in this report.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of live and virtual lottery entertainment systems, a virtual pari-mutuel wagering system, internet sports information and advertising sales system, magazine publishing, an Advance Deposit Wagering system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation does not expect to receive any revenues from operations until the projects begin operations in a commercially profitable manner. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations

Business licenses and related approvals differ in the environments the Corporation has identified for operations, and are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, some of the Corporation’s projects may be subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses can be complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $625,000 to meet its current operating budget for the fiscal year ending August 31, 2008. The Corporation has not yet secured this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2008. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Stock is Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern (Note 1)

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2006, the Corporation had an accumulated deficit of $22,190,315 which increased to $23,758,743 as at August 31, 2007. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower 8 World Pool Lottery, the Horsepower® World Pool, the Advance Deposit Wagering, publish ThoroughbredStyle magazine, market the SportsPageTV system, and or develop the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the

United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.